UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated December 16, 2025, to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, December 16, 2025 Comisión Nacional de Valores

Re.: Relevant Matter

Dear Sirs,

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), located at General Hornos 690, City of Buenos Aires, to inform you that Telecom Argentina S.A. is consolidating its brands under Personal. This includes its commercial brands across the different business segments: connectivity (Personal Fibra and Personal Móvil), entertainment (Personal Flow), digital finance (Personal Pay), smart home solutions (Personal Smarthome and Tienda Personal), and technology solutions for enterprises and governments (Personal Tech).

It should be noted that this change impacts only the commercial brands and does not affect the Company’s corporate structure or its status in the financial markets. Telecom Argentina S.A. remains active as the Company’s legal corporate name, and the ticker symbols under which it is listed on Bolsas y Mercados Argentinos (BYMA) and the New York Stock Exchange (NYSE) remain unchanged.

Sincerely,

Telecom Argentina S.A.

/s/Luis Fernando Rial Ubago
Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	December 16, 2025	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations